Exhibit 17.1

April 17, 2020 DELIVERED VIA E-MAIL Board of Directors Leaf Group Ltd. 1655 26th Street Santa Monica, CA 90404 Attention: James Quandt, Chairman Dear Ladies and Gentlemen: This letter serves to notify you and Leaf Group Ltd. (the “Company”) of my resignation as a member of the Company’s board of directors, effective as of today, April 17, 2020, as I was informed yesterday that I would not be recommended by the ad hoc committee of designated independent directors to be nominated by the Company in order to stand for re-election to the Company’s board of directors at the upcoming 2020 annual meeting of stockholders. Sincerely, Brian M. Regan